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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)
                             ---------------------

                               LEARN2 CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                      N/A*
                     (CUSIP Number of Class of Securities)

                                 MARC E. LANDY
   EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER, SECRETARY AND TREASURER
                               LEARN2 CORPORATION
                       1311 MAMARONECK AVENUE, SUITE 210
                          WHITE PLAINS, NEW YORK 10605
                                 (914) 682-4300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    COPY TO:
                               GERALD ADLER, ESQ.
                      SWIDLER BERLIN SHEREFF FRIEDMAN, LLP
                             THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174
                                 (212) 973-0111

                           CALCULATION OF FILING FEE

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
                 TRANSACTION VALUATION(+)                                       AMOUNT OF FILING FEE
                        $733,235.36                                                    $146.65

    (+) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,640,272 shares of common stock of Learn2 Corporation having an aggregate value of $733,235.36 as of December 19, 2001 will be exchanged and/or cancelled pursuant to this offer. The amount of the transaction valuation and the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

    /X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                        Amount Previously Paid: $146.65
                     Form or Registration No.: Schedule TO
                        Filing party: Learn2 Corporation
                         Date filed: December 20, 2001

    / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    / / third party tender offer subject to Rule 14d-1.

    /X/ issuer tender offer subject to Rule 13e-4.

    / / going-private transaction subject to Rule 13e-3.

    / / amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer. /X/

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 52201Y 103.

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                             INTRODUCTORY STATEMENT

    This Final Amendment to the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on January 29, 2002, reports the final results of our offer to exchange certain options to purchase shares of our common stock for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated December 20, 2001.

ITEM 4. TERMS OF THE TRANSACTION.

    Item 4 of the Schedule TO is hereby amended to add the following sentences:

    The offer expired on January 28, 2002. We have accepted for cancellation options to purchase 4,391,140 shares of our common stock. We will issue new options to purchase 4,391,140 shares of our common stock in exchange for the options surrendered in the offer on or about August 1, 2002 and priced at our closing market price as reported in the Nasdaq National Market (or any other securities quotation system or any stock exchange on which are shares are then quoted or listed) on that date.
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
                                                       LEARN2 CORPORATION

                                                       By:  /s/ MARC E. LANDY
                                                            -----------------------------------------
                                                            Name: Marc E. Landy
                                                            Title:  Executive Vice President, Chief
                                                                    Financial Officer, Secretary and
                                                                    Treasurer
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Dated: January 31, 2002